EXHIBIT 2

                                  [TRANSLATION]

                                                                    May 29, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


                                IMMEDIATE REPORT

At its meeting on May 28, 2006, the Board of Directors of the Bank resolved to extend the term of service of Mr. Y. David as the Internal Auditor of the Bank. until July 31, 2008 (the termination date of the Bank's run-off plan). The above extension of service is subject to the terms of Section 11a. of the Banking Ordinance, 1941 pursuant to which no person shall serve as an officer of a banking entity unless the Supervisor of Banks receives notice 60 days prior to the beginning of the term of service and the Supervisor did not give notice within the above period of his objection to the appointment, or gave notice of his consent to the appointment.